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                           March 30, 2021

       Mary Francis
       Corporate Secretary and Chief Governance Officer
       Chevron Corporation
       6001 Bollinger Canyon Road
       San Ramon, California 94583-2324

                                                        Re: Chevron Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed March 22,
2021
                                                            File No. 333-254568

       Dear Ms. Francis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Kevin Richardson